# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hall of Fame Resort & Entertainment Co, CIK 0001708176
CUSIP: 40619L102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Date of event which requires filing of this statement: 10/17/2025
Filed by CIK 0001685448
Persons authorized to receive notices and communications: Rick Miller, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600; Amy Wilson, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600; Bryan Cave Leighton Paisner, 14th Floor, 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600

## Reporting persons
- IRG Canton Village Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 840,168; sole dispositive power 0; shared dispositive power 840,168; aggregate amount beneficially owned 840,168 (12.3% of the class); the aggregate amount excludes certain shares
- IRG Canton Village Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 840,168; sole dispositive power 0; shared dispositive power 840,168; aggregate amount beneficially owned 840,168 (12.3% of the class); the aggregate amount excludes certain shares
- American Capital Center, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,521; sole dispositive power 0; shared dispositive power 18,521; aggregate amount beneficially owned 18,521 (0.3% of the class); the aggregate amount excludes certain shares
- CH Capital Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,380,981; sole dispositive power 0; shared dispositive power 12,380,981; aggregate amount beneficially owned 12,380,981 (67.6% of the class); the aggregate amount excludes certain shares
- IRG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 477,165; sole dispositive power 0; shared dispositive power 477,165; aggregate amount beneficially owned 477,165 (6.7% of the class); the aggregate amount excludes certain shares
- Midwest Lender Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 421,796; sole dispositive power 0; shared dispositive power 421,796; aggregate amount beneficially owned 421,796 (5.9% of the class); the aggregate amount excludes certain shares
- Lichter Stuart (CIK 0001685448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,152,264; sole dispositive power 0; shared dispositive power 14,152,264; aggregate amount beneficially owned 14,152,264 (73.1% of the class); the aggregate amount excludes certain shares
  Comment: (1) Percentage based on 6,698,645 shares of Common Stock issued and outstanding as of March 21, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 26, 2025. Information regarding shares of Common Stock issuable in respect of convertible debt and warrants based on information reported by the Issuer, including interest accruals and principal balance of convertible debt with interest paid in kind. (2) Each of IRG Canton Village Member, LLC ("IRG Canton Village Member") and IRG Canton Village Manager, LLC ("IRG Canton Village Manager") may be deemed to beneficially own 683,083 shares of Common Stock held by HOF Village, LLC through the IRG Canton Village Member's indirect (approximately 74.9%) ownership interest therein and IRG Canton Village Manager's role as manager of IRG Canton Village Member. For similar reasons, each may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The warrants are exercisable within 60 days. Each of IRG Canton Village Member and IRG Canton Village Manager disclaims beneficial ownership of all shares held by HOF Village, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating their percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series A warrants. (3) American Capital Center, LLC beneficially owns 18,521 shares of the Issuer's Common Stock. (4) CH Capital Lending, LLC ("CH Capital") beneficially owns (a) 751,168 shares of Common Stock, (b) 94,743 shares of Common Stock issuable upon conversion of a $14,388,042 principal amount (as of March 31, 2025) convertible note (the "Convertible Note") with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (c) 455,867 shares of Common Stock issuable upon the exercise of Series C warrants with an exercise price of $12.77 per share, (d) 111,321 shares of Common Stock issuable upon the exercise of Series D warrants with an exercise price of $12.77 per share, (e) 45,419 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share, (f) 521,493 shares of Common Stock issuable upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (g) 4,676,757 shares of Common Stock issuable upon conversion of $17,023,398 principal amount (as of March 31, 2025) under the Third Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated March 17, 2023, as amended (the "2020 Term Loan Note") with a conversion price of $3.64 per share, (h) 3,275,040 shares of Common Stock issuable upon conversion of $11,921,148 principal amount (as of March 31, 2025) under the First Amended and Restated Promissory Note, dated December 8, 2023 (the "2022 Term Loan Note") with a conversion price of $3.64 per share, (i) 1,077,233 shares of Common Stock issuable upon conversion of a $13,756,271 principal amount (as of March 31, 2025) under the Business Loan Agreement, dated June 16, 2022, as amended (the "Bridge Loan") with a conversion price of $12.77 per share, (j) 933,434 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,919,960 (as of March 31, 2025) with a conversion price of $12.77 per share (the "Hotel II Note"), and (k) 438,506 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,599,731 (as of March 31, 2025) with a conversion price of $12.77 per share (the "Split Note"). The convertible note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, Series D and Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the warrants and the conversion of the Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note. (5) IRG, LLC ("IRG") beneficially owns (a) 15,950 shares of the Issuer's Common Stock, (b) 438,506 shares of Common Stock issuable upon the conversion of $5,599,731 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, and (c) 22,709 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share. The convertible note and the Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series E warrants and the conversion of the convertible promissory note. (6) Midwest Lender Fund, LLC ("MLF") beneficially owns (a) 5,681 shares of the Issuer's Common Stock, (b) 5,677 shares of the Common Stock issuable upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (c) 410,438 shares of Common Stock issuable upon the conversion of $5,241,300 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series G warrants and the conversion of the convertible promissory note. (7) Mr. Lichter beneficially owns 9,090 shares of Common Stock and 4,543 shares of Common Stock issuable upon the exercise of Series B warrants with an exercise price of $30.81 per share. The Series B warrants are exercisable within 60 days. Mr. Lichter may be deemed to beneficially own (a) through his indirect ownership of membership interests in IRG, (i) 15,950 shares of Common Stock held by IRG, (ii) 22,709 shares of Common Stock issuable to IRG upon the exercise of Series E warrants with an exercise price of $12.77 per share and (iii) 438,506 shares of Common Stock issuable to IRG upon the conversion of $5,599,731 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, (b) through his beneficial ownership of membership interests in MLF, (i) 5,681 shares of Common Stock, (ii) 5,677 shares of Common Stock issuable to MLF upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (iii) 410,438 shares of Common Stock issuable to MLF upon the conversion of $5,241,300 principal amount (as of March 31, 2025) promissory note with a conversion price of $12.77 per share, (c) through his indirect ownership of membership interests in CH Capital, (i) 751,168 shares of Common Stock, (ii) 455,867 shares of Common Stock issuable to CH Capital upon the exercise of Series C warrants with an exercise price of $12.77 per share, (iii) 111,321 shares of Common Stock issuable to CH Capital upon the exercise of Series D warrants with an exercise price of $12.77 per share, (iv) 45,419 shares of Common Stock issuable to CH Capital upon the exercise of Series E warrants with an exercise price of $12.77 per share, (v) 521,493 shares of Common Stock issuable to CH Capital upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (vi) 4,676,757 shares of Common Stock issuable to CH Capital upon conversion of a $17,023,398 principal amount (as of March 31, 2025) pursuant to the 2020 Term Loan Note with a conversion price of $3.64 per share, (vii) 3,275,040 shares of Common Stock issuable to CH Capital upon conversion of a $11,921,148 principal amount (as of March 31, 2025) pursuant to the 2022 Term Loan Note with a conversion price of $3.64 per share, (viii) 1,077,233 shares of Common Stock issuable to CH Capital upon conversion of a $13,756,271 principal amount (as of March 31, 2025) under the Bridge Loan with a conversion price of $12.77 per share, (ix) 94,743 shares of Common Stock issuable to CH Capital upon the conversion of a $14,388,042 principal amount (as of March 31, 2025) pursuant to the Convertible Note with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (x) 933,434 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,919,960 (as of March 31, 2025) under the Hotel II Note with a conversion price of $12.77 per share, and (xi) 438,506 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,599,731 (as of March 31, 2025) under the Split Note with a conversion price of $12.77 per share, and (d) 18,521 shares of Common Stock through his indirect control over American Capital Center, LLC. The Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, D and E warrants are exercisable within 60 days. Mr. Lichter may also be deemed to beneficially own 683,083 shares of Common Stock through his indirect ownership interest in IRG Canton Village Member, which in turn owns approximately a 74.9% interest in HOF Village, LLC. HOF Village, LLC owns 683,083 shares of Common Stock. He may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The Series A warrants are exercisable within 60 days. Mr. Lichter disclaims beneficial ownership of all shares held by IRG Canton Village Member, IRG Canton Village Manager, CH Capital, IRG, MLF, and American Capital Center, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating his percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise and/or conversion of (a) the Series B warrants to Mr. Lichter, (b) the Series C, Series D and Series E warrants to CH Capital, (c) the Series C Preferred Stock to CH Capital, (d) the Convertible Note, 2020 Term Loan Note, 2022 Term Loan Note, Bridge Loan, Hotel II Note and Split Note to CH Capital, (e) the Series G warrants to MLF, (f) the convertible promissory note to MLF, (g) the Series A warrants to HOF Village, LLC, and (h) the convertible promissory note to IRG.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Hall of Fame Resort & Entertainment Co
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Comment: This Amendment No. 10 (this "Amendment No. 10") relates to the Common Stock, par value $0.0001 per share (the "Company Common Stock"), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July, 14, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on January 5, 2021 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 16, 2022 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on May 2, 2024 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2024 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on March 26, 2025 ("Amendment No. 5"), and Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on May 12, 2025 ("Amendment No. 6"), Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on September 9, 2025 ("Amendment No. 7"), Amendment No. 8 to the Original Schedule 13D filed by the Reporting Persons on September 18, 2025 ("Amendment No. 8"), and Amendment No. 9 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2025 ("Amendment No. 9", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, and Amendment No. 8, the "Schedule 13D"). This Amendment No. 10 amends and supplements the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate the following:

As previously disclosed, on September 5, 2025, HOFV Holdings, LLC, a Delaware limited liability company ("Parent") and certain of its affiliates, delivered to the Issuer the Notice of Intent to Terminate Merger Agreement and Non-Extension of Note & Security Agreement (the "Notice"), and on September 16, 2025, and September 30, 2025, additional letters have been delivered to extend the termination date under the Notice to September 30, 2025 and October 17, 2025, respectively.

On October 22, 2025, the Issuer received an additional letter from Parent, dated October 17, 2025 (the "Letter"), a copy of which is attached hereto as Exhibit 99.60. Pursuant to the Letter, the termination date of October 17, 2025, under the Notice had been extended to October 31, 2025, and further, Parent agreed to forbear from exercising its rights and remedies under the Merger Agreement, prior to such date, absent any earlier default by the Issuer of any of its obligations under and pursuant to the Merger Agreement other than the obligations arising under Section 7.2(g) of the Merger Agreement with respect to receipt of third party consents to the transaction from the holders of the Issuer's 8% Convertible Notes due 2025.

The foregoing information is a summary of the material terms of the Letter described above, is not complete, and is qualified in its entirety by reference to the full text of the Letter, a copy of which is attached hereto as Exhibit 99.60 and incorporated herein by reference. Readers should review the Letter for a complete understanding of the terms and conditions therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following: The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: The following documents are filed as appendices and exhibits (or incorporated by reference herein): Exhibit 99.60 Letter, dated October 17, 2025, from HOFV Holdings, LLC, CH Capital Lending, LLC, IRG, LLC, and Midwest Lender Fund, LLC (incorporated by reference to Exhibit 99.1 of the Issuer's Form 8-K (001-38363), filed with the Commission on October 23, 2025)

## Signatures
- IRG Canton Village Manager, LLC: /s/ Stuart Lichter, Stuart Lichter/President (10/24/2025)
- IRG Canton Village Member, LLC: /s/ Stuart Lichter, Stuart Lichter/President (10/24/2025)
- American Capital Center, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (10/24/2025)
- CH Capital Lending, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (10/24/2025)
- IRG, LLC: /s/ Stuart Lichter, Stuart Lichter/President (10/24/2025)
- Midwest Lender Fund, LLC: /s/ Stuart Lichter, Stuart Lichter/President (10/24/2025)
- Lichter Stuart: /s/ Stuart Lichter, Stuart Lichter, an individual (10/24/2025)